SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a).
                              (Amendment No. 4)(1)

                           THE MILLBROOK PRESS INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  600179105
                                (CUSIP Number)

                              Copy to:   Stephen A. Cohen, Esq.
Applewood Associates, L.P.               Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                         750 Lexington Avenue
Brookville, NY 11545                     New York, New York 10022
Telephone (516) 626-3070                 Telephone (212) 735-8600
------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                              September 24, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following page(s))
--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 600179105                         13D

================================================================================
 1      Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Applewood Associates, L.P.

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                771,213 shares                              21.1%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 0 shares                                       0%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  771,213 shares                              21.1%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             0 shares                                       0%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      771,213 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         21.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D

================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Barry Rubenstein

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,997,748 shares                            51.8%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,997,748 shares                            51.8%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      1,997,748 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         51.8%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Irwin Lieber
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of               172,857 shares                                4.9%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,839,891 shares                            48.7%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  172,857 shares                               4.9%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,839,891 shares                            48.7%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      2,012,748 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         52.2%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Barry Fingerhut
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of               159,857 shares                                4.5%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,853,891 shares                            49.0%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  159,857 shares                               4.5%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,853,891 shares                            49.0%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      2,013,748 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         52.2%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D

================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Applewood Capital Corp.
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 771,213 shares                              21.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             771,213 shares                              21.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      771,213 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         21.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D

 ===============================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Seth Lieber
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                8,310 shares                                 0.2%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 771,213 shares                              21.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  8,310 shares                                 0.2%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             771,213 shares                              21.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      779,523 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         21.3%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D

================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons
                                  Jonathan Lieber
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                8,310 shares                                 0.2%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 771,213 shares                              21.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  8,310 shares                                 0.2%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             771,213 shares                              21.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      779,523 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         21.3%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D

 ===============================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons
                                  Pamela Fingerhut
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                14,000 shares                                0.4%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 159,857 shares                               4.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  14,000 shares                                0.4%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             159,857 shares                               4.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      173,857 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          4.9%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D

================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons
                                  Brian Rubenstein
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                4,000 shares                                 0.1%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 0 shares                                       0%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  4,000 shares                                 0.1%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             0 shares                                       0%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      4,000 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                           0.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated September 24, 1998, constitutes Amendment No. 4 to the Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.     IDENTITY AND BACKGROUND

      8.    (a)   Pamela Fingerhut, the wife of Barry Fingerhut.

            (b)   Address:    733 Park Avenue
                              New York, New York 10021

            (c)   Principal Occupation: Sculptor
            (d)   No.
            (e)   No.
            (f)   Citizenship:  United States

      9.    (a)   Brian Rubenstein, the son of Barry Rubenstein.

            (b)   Address:    68 Wheatley Road
                              Brookville, New York 11545

            (c)   Principal Occupation: Research Analyst.
            (d)   No.
            (e)   No.
            (f)   Citizenship:  United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Pamela Fingerhut acquired 14,000 shares of Common Stock for an aggregate of $36,178. The source of funds was working capital and personal funds.

            Brian Rubenstein acquired 4,000 shares of Common Stock for an aggregate of $10,060. The source of funds was working capital and personal funds.

            Seth Lieber acquired an additional 4,000 shares of Common Stock for an aggregate of $10,060. The source of funds was working capital and personal funds.

            Jonathan Lieber acquired an additional 4,000 shares of Common Stock for an aggregate of $10,060. The source of funds was working capital and personal funds.

            Irwin Lieber acquired an additional 13,000 shares of Common Stock for an aggregate of $33,388. The source of funds was working capital and personal funds.

            Woodland Partners acquired an additional 13,000 shares of Common Stock for an aggregate of $33,388. The source of funds was working capital.


ITEM 4. PURPOSE OF THE TRANSACTION. The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

            (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended April 30, 1998) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of October 1, 1998;

                                                      Percentage of Shares of
                            Shares of Common Stock          Common Stock
Name                          Beneficially Owned(2)      Beneficially Owned(2)
----                          ------------------      -------------------------
Applewood Associates, L.P         771,213                         21.1%
Barry Rubenstein(3)             1,997,748(4,5,6,7)                51.8%
Irwin Lieber(3)                 2,012,748(4,6)                    52.2%
Barry Fingerhut(3)              2,013,748(4,6,10)                 52.2%
Applewood Capital Corp.(3)        771,213(4)                      21.1%
Seth Lieber(3)                    779,523(8)                      21.3%
Jonathan Lieber(3)                779,523(8)                      21.3%
Pamela Fingerhut(3)               173,857(9,10)                    4.9%
Brian Rubenstein                    4,000(7)                       0.1%


            (b) Applewood has sole power to vote and to dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge
--------

(2) Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants.

(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity ownership therein.

(4) The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.

(5) As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to the 78,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Woodland Partners.

(6) The reporting persons are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Funds"). 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock and 85,000, 28,500 and 11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants. Accordingly, the reporting persons each have shared voting and dispositive power with respect to the aggregate 1,068,678 shares of Common Stock owned by the 21st Funds.

(7)  Includes 4,000 shares of Common Stock held by Brian Rubenstein.

(8) The reporting person is an officer of Applewood Capital Corp. ("AC Corp.") and accordingly has shared voting and dispositive power with respect to 571,213 shares of Common Stock owned by Applewood and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.

(9) Includes 84,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Barry Fingerhut.

(10) Includes 14,000 shares of Common Stock owned by Pamela Fingerhut.

Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            By virtue of being a general partner of Applewood and of Woodland Partners, a shareholder, officer and director of InfoMedia, an officer and director of AC Corp., and the father of Brian Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,597,748 shares of Common Stock and 400,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 51.8% of the outstanding Common Stock.

            Irwin Lieber has sole power to vote and to dispose of 97,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 4.9% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Lieber may be deemed to have shared power to vote and to dispose of 1,514,891 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 48.7% of the outstanding Common Stock.

            Barry Fingerhut has sole power to vote and to dispose of 84,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 4.5% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., a shareholder, officer and director of InfoMedia and the husband of Pamela Fingerhut, Mr. Fingerhut may be deemed to have shared power to vote and to dispose of 1,528,891 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 49.0% of the outstanding Common Stock.

            By virtue of being a general partner of Applewood, AC Corp. may be deemed to have shared power to vote and to dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            Seth Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock. By virtue of being an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and to dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            Jonathan Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock. By virtue of being an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and to dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            Pamela Fingerhut has sole power to vote and to dispose of 14,000 shares of Common Stock, which represents approximately 0.4% of the outstanding Common Stock. By virtue of being the wife of Barry Fingerhut, Pamela Fingerhut may be deemed to have shared power to vote and to dispose of 84,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 4.5% of the outstanding Common Stock.

            Brian Rubenstein has sole power to vote and to dispose of 4,000 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from July 25, 1998 through October 1, 1998, inclusive.

Name of                 Purchase or       Number of Shares        Purchase or
Shareholder             Sale Date         Purchased or (Sold)     Sale Price
-----------             ---------         -------------------     ----------
Woodland Partners           9/22/98               4,000              $2.24
                            9/24/98               6,000              $2.79
                            10/1/98               3,000              $2.56

Irwin Lieber                9/22/98                4,000             $2.24
                            9/24/98                6,000             $2.79
                            10/1/98                3,000             $2.56

Jonathan Lieber             9/22/98                2,000             $2.24
                            9/24/98                2,000             $2.79

Seth Lieber                 9/22/98                2,000             $2.24
                            9/24/98                2,000             $2.79

Pamela Fingerhut            9/22/98                4,000             $2.24
                            9/24/98                7,000             $2.79
                            10/1/98                3,000             $2.56

Brian Rubenstein            9/22/98                2,000             $2.24
                            9/24/98                2,000             $2.79

                  The shares of Common Stock were acquired in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A Agreement dated effective as of September 24, 1998 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: October 9, 1998
                                           APPLEWOOD ASSOCIATES, L.P.

                                           By:Irwin Lieber
                                              ---------------------------
                                              Irwin Lieber, General Partner

                                           APPLEWOOD CAPITAL CORP.


                                           By:Barry Rubenstein
                                              ---------------------------
                                              Barry Rubenstein, President

                                           Barry Rubenstein
                                           ------------------------------
                                           Barry Rubenstein

                                           Irwin Lieber
                                           ------------------------------
                                           Irwin Lieber

                                           Barry Fingerhut
                                           ------------------------------
                                           Barry Fingerhut

                                           Seth Lieber
                                           ------------------------------
                                           Seth Lieber

                                           Jonathan Lieber
                                           ------------------------------
                                           Jonathan Lieber

                                           Pamela Fingerhut
                                           ------------------------------
                                           Pamela Fingerhut

                                           Brian Rubenstein
                                           ------------------------------
                                           Brian Rubenstein




ATTENTION:         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                   CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                   1001).

                                                               Exhibit A
                            JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of The Millbrook Press Inc. and that this Agreement be included as an Exhibit to such joint filing.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 24th day of September, 1998.

                                           APPLEWOOD ASSOCIATES, L.P.

                                           By:Irwin Lieber
                                           ------------------------------
                                              Irwin Lieber, General Partner

                                           APPLEWOOD CAPITAL CORP.


                                           By:Barry Rubenstein
                                           ------------------------------
                                              Barry Rubenstein, President

                                           Barry Rubenstein
                                           ------------------------------
                                           Barry Rubenstein

                                           Irwin Lieber
                                           ------------------------------
                                           Irwin Lieber

                                           Barry Fingerhut
                                           ------------------------------
                                           Barry Fingerhut

                                           Seth Lieber
                                           ------------------------------
                                           Seth Lieber

                                           Jonathan Lieber
                                           ------------------------------
                                           Jonathan Lieber

                                           Pamela Fingerhut
                                           ------------------------------
                                           Pamela Fingerhut

                                           Brian Rubenstein
                                           ------------------------------
                                           Brian Rubenstein